LONDON
STOCK
EXCHANGE
An LSEG Business

NS Trading Statement

# Q1 2025 TRADING STATEMENT

UNILEVER PLC

Released 07:00:10 24 April 2025

RNS Number : 9437F
Unilever PLC
24 April 2025

## Unilever Trading Statement - First Quarter 2025

## Resilient performance, full year outlook reconfirmed

| | First Quarte | |
|---|---|---|
| (unaudited) | USG | Turnov |
| **Unilever** | **3.0%** | **€14.8b** |
| **Beauty & Wellbeing** | **4.1%** | **€3.3b** |
| **Personal Care** | **5.1%** | **€3.3b** |
| **Home Care** | **0.9%** | **€3.0b** |
| **Foods** | **1.6%** | **€3.4b** |
| **Ice Cream** | **4.0%** | **€1.8b** |

### First Quarter highlights

- **Underlying sales growth (USG) of 3.0%**, with volume growth of 1.3% and price of 1.7%
- **Turnover of €14.8 billion**, down (0.9)% including (2.7)% from net disposals

- **2025 full year outlook reconfirmed** with 3-5% USG and a modest improvement in unde margin
- **Productivity programme ahead of plan**, delivering an aggregate c.€550 million savinç
- **Ice Cream separation on track**, Capital Markets Day on 9th September ahead of deme
- **Ongoing €1.5 billion share buyback** to be completed in first half of 2025

### Chief Executive Officer statement

"We have started the year with a resilient performance. First quarter underlying sales grow strength of our increasingly premium and innovation-led portfolio in developed markets. \ in place in some emerging markets to step up growth in the remainder of the year.

Heightened global macroeconomic uncertainty is a fact; however the quality of our innovc strong investment behind our brands and our improving competitiveness give us confiden our full year plans.

Creating desirability at scale for our brands and brilliant in-market execution are the pillaı Unilever into a consistently higher performing business. We are moving at pace, confident 2025 and beyond."

**Fernando Fernandez**

## Outlook

We reconfirm our full year 2025 outlook.

We expect underlying sales growth to be within our range of 3% to 5%. This is underpinned innovation pipeline, good momentum in developed markets, and expected improvements China in the second half of the year resulting from the decisive actions we have taken in b

We anticipate a modest improvement in underlying operating margin for the full year, ver Margins in the first and second half will be more balanced than in 2024. The direct impact profitability is expected to be limited and manageable.

All this being said, we are conscious that the macroeconomic environment, currency stabi sentiment remain uncertain and we will be agile in adjusting our plans as necessary.

## First Quarter Review: Unilever Group

| (unaudited) | Turnover | USG | UVG | UPG | Acquisitions | Disposals |
|---|---|---|---|---|---|---|
| **First Quarter** | **€14.8bn** | **3.0%** | **1.3%** | **1.7%** | **0.1%** | **(2.8)%** |

### Performance

Underlying sales growth in the first quarter was 3.0%, driven by both volume and price. As ex conditions were more challenging than in the prior year. Our Power Brands grew at 3.0% with our largest brand **Dove**, which grew over 8%, as well as **Vaseline**, **Liquid I.V.**, and **Magnum**. T

Home Care Power Brands that were impacted by market conditions, particularly in Brazil, an strong double-digit comparator in our **Unilever Food Solutions** business.

Beauty & Wellbeing grew underlying sales by 4.1%, with volume growth of 2.5% and price of 1 strong double-digit growth from our Wellbeing brands. Personal Care grew 5.1%, with volum performance of Skin Cleansing and Deodorants in North America. Home Care underlying sal continued strong growth in Europe, fuelled by the rollout of premium innovations, was large market conditions in Latin America. Underlying sales growth of 1.6% in Foods was price-led c Cream grew 4.0%, benefiting from the continued innovation quality and operational improve

Developed markets (42% of group turnover) grew underlying sales 4.5%, with volumes of 3.3% was the third consecutive quarter of USG above 4% in developed markets. Volume growth wc strong performances in North America driven by Beauty & Wellbeing and Personal Care, and Home Care.

Emerging markets (58% of group turnover) grew underlying sales 2.0%, with volumes of (0.1)% Growth in Latin America slowed to 1.5%, with volume declining (3.0)% as high real interest ra reduce trade stocks. India grew 3% driven by volume growth in Home Care and Beauty & Wel China remained subdued and underlying sales declined high-single digit. Indonesia decline our operational turnaround of the business. We expect both markets to contribute to growth the year.

Turnover was €14.8 billion, a decline of (0.9)% compared to the prior year, as underlying sale offset by (2.7)% from disposals net of acquisitions and a (1.1)% negative currency impact.

## Ice Cream separation

We are on track to complete the separation of Ice Cream in the fourth quarter of 2025. The ne The Magnum Ice Cream Company and is expected to operate on a standalone basis from 1st reported as a discontinued operation from the fourth quarter.

The Magnum Ice Cream Company will be separated by way of demerger, through listing of t Amsterdam, London and New York, the same three exchanges on which Unilever PLC shares business will be incorporated in the Netherlands and will continue to be headquartered in A demerger, The Magnum Ice Cream Company will hold a Capital Markets Day on 9th Septemb

## Productivity programme

The divisionalisation of our sales force has been put in place during Q1 in all of our top 24 m important step to ensure maximum category focus and accountability.

Our productivity programme, launched in 2024 to simplify the business and further evolve ou business model, remains ahead of plan in its delivery of €800 million of savings and a reduct office-based roles.

By the end of the first quarter, there was a reduction of around 6,000 FTEs and we expect to r million of the programme's savings by the end of 2025. We continue to expect restructuring c Group turnover in 2025, while reaffirming our guidance that we expect average restructuring of Group turnover over the three-year period from 2024 to 2026.

## Capital allocation

In January 2025, Hindustan Unilever Limited announced it has signed an agreement to acqu led beauty brand Minimalist, as it continues to evolve its Beauty & Wellbeing portfolio towar demand spaces in India.

In March 2025, Unilever announced it has agreed the sale of The Vegetarian Butcher, a non-
limited scalability.

In April 2025, Unilever acquired the personal care brand Wild, further enhancing our Person premium and high growth spaces.

The quarterly interim dividend for the first quarter is €0.4528, in line with the Q4 2024 dividen

The €1.5 billion share buyback programme, announced in February 2025, is well underway a the first half.

## Conference Call

Following the release of this trading statement on 24 April 2025 at 7:00 AM (UK time), there w
AM available on the website www.unilever.com/investor-relations/results-and-presentation

A replay of the webcast and the slides of the presentation will be made available after the li

## Upcoming Events

| Date | Events |
|---|---|
| 31 July 2025 | Half year and second quarter results |
| 9 September 2025 | The Magnum Ice Cream Company Capital Markets Day |
| 23 October 2025 | Third quarter trading statement |

## First Quarter Review: Business Groups

| | First Quarter 202 | | |
|---|---|---|---|
| (unaudited) | Turnover | USG | U |
| **Unilever** | **€14.8bn** | **3.0%** | **1.** |
| **Beauty & Wellbeing** | **€3.3bn** | **4.1%** | **2.** |
| **Personal Care** | **€3.3bn** | **5.1%** | **2.** |
| **Home Care** | **€3.0bn** | **0.9%** | **1.** |
| **Foods** | **€3.4bn** | **1.6%** | **(1.1** |
| **Ice Cream** | **€1.8bn** | **4.0%** | **1.** |

**Beauty & Wellbeing** (22% of Q1 Group turnover)
*In Beauty & Wellbeing, we focus on three key priorities: premiumising our core Hair and Skin*
*emphasising brand superiority; fuelling the growth of our Prestige Beauty and Wellbeing por*
*international expansion; and, continuing to strengthen our competitiveness through innova*
*approach to consumer engagement.*

| (unaudited) | Turnover | USG | UVG | UPG | Acquisitions | Disposals |
|---|---|---|---|---|---|---|
| **First Quarter** | **€3.3bn** | **4.1%** | **2.5%** | **1.5%** | **0.3%** | **(1.5)%** |

Beauty & Wellbeing underlying sales grew 4.1% with 2.5% from volume and 1.5% from price. C strong Wellbeing performance, that was partially offset by a slower beauty market.

Hair Care was flat with low-single digit price offset by a low-single digit volume decline. **Dov**
supported by its relaunch with cutting edge fibre repair technology, new packaging and des brand, **Sunsilk**, was flat as it lapped a strong double-digit growth comparator and faced so
**Nexxus** grew strong double-digit, which was supported by the launch of its HY-Volume rang market growth remained challenged in its primary market, China.

Core Skin Care grew low-single digit driven by low-single digit volume. Both **Vaseline** and **Dc**
double-digit, supported by the rollouts of **Vaseline**'s Pro Derma Ceramide range and **Dove**'s

Americas. **Pond's** launched its new Ultra Light Biome range across Asia which uses its cera-h hydrate and strengthen the skin barrier.

Wellbeing delivered strong double-digit growth, led by **Liquid I.V.** and **Nutrafol**. **Liquid I.V.** c fast-growing digital channels, supported by successful multi-year innovations such as its su grew well with double-digit volume driven by a strong performance in digital channels.

Prestige Beauty declined low-single digit reflecting the slowdown in the beauty market. **Hou** continued to grow double-digit while **Paula's Choice** and **Dermalogica** declined. **K18**, a pre brand, grew strong double-digit and it has been included in underlying sales growth from F

**Personal Care** (22% of Q1 Group turnover)
*In Personal Care, we focus on winning with science-led brands that deliver unmissable super across Deodorants, Skin Cleansing, and Oral Care. Our priorities include developing superio year innovation platforms, leveraging partnerships with our customers, and expanding into digital channels.*

| (unaudited) | Turnover | USG | UVG | UPG | Acquisitions | Disposals |
|---|---|---|---|---|---|---|
| **First Quarter** | **€3.3bn** | **5.1%** | **2.7%** | **2.4%** | **-%** | **(7.1)%** |

Personal Care underlying sales grew 5.1% with 2.7% from volume and 2.4% from price.

**Dove**, which represents c.40% of Personal Care's turnover, grew high-single digit with high-si positive price. This growth was driven by the continued success and rollout of **Dove**'s serum s whole-body deodorants. **Dove**'s performance was also supported by its Super Bowl advertisi

Deodorants grew mid-single digit with balanced volume and price. This was led by **Dove**, wh volume, with strong results in North America. **Rexona** was flat while **Axe** declined low-single faced challenges due to their large footprints in Latin America, where there was economic p quarter.

Skin Cleansing grew low-single digit, driven by positive volume and price. **Dove** led this grow performances in North America and Europe. The brand's success was supported by **Dove Me** a new range of premium naturals and relaunched its core range with updated packaging ar single digit while **Lifebuoy** declined, due to poor performance in Indonesia, China, and Indic relaunched with an elevated proposition for skin protection.

Oral Care grew mid-single digit led by price. **Close-up** grew high-single digit, which benefite whitening range across markets in Asia, while **Pepsodent** grew mid-single digit.

**Home Care** (21% of Q1 Group turnover)
*In Home Care, we focus on delivering for consumers who want superior products that are su value. We drive growth through unmissable superiority in our biggest brands, in our key mar We have a resilient business that spans price points and grows the market by premiumising up to additional benefits.*

| (unaudited) | Turnover | USG | UVG | UPG | Acquisitions | Disposals |
|---|---|---|---|---|---|---|
| **First Quarter** | **€3.0bn** | **0.9%** | **1.0%** | **-%** | **-%** | **(2.5)%** |

Home Care underlying sales grew 0.9% with 1.0% from volume and flat price.

Fabric Cleaning declined low-single digit with a low-single digit decline in volume. Growth w challenging market conditions in Brazil, where very high real interest rates led to some retail volumes grew mid-single digit while deflationary conditions resulted in increased promotior reductions in the market. Europe grew high-single digit, driven by the success of multi-year ir including the continued expansion of **Persil** Wonder Wash which introduced new variants, C entered new markets.

Home & Hygiene grew mid-single digit with balanced volume and price. **Domestos** grew mic grew high-single digit. At the end of the quarter, **CIF** launched its new Infinite Clean range p break down dirt and grime for up to three days.

Fabric Enhancers grew high-single digit driven by high-single digit volume. **Comfort** continu strong volume as it expanded the successful Botanicals and Elixir ranges launched last year

**Foods** (23% of Q1 Group turnover)
*In Foods, our strategy is to deliver consistent, competitive growth by offering unmissably sup our biggest brands. We do this by reaching more consumers and focusing on top dishes and seasons to satisfy consumers' preferences on taste, health and sustainability; while deliverin resilience in our supply chain.*

| (unaudited) | Turnover | USG | UVG | UPG | Acquisitions | Disposals |
|---|---|---|---|---|---|---|
| **First Quarter** | **€3.4bn** | **1.6%** | **(1.1)%** | **2.7%** | **-%** | **(0.5)%** |

Foods underlying sales grew 1.6% with (1.1)% from volume and 2.7% from price.

Cooking Aids grew low-single digit driven by price. **Knorr** grew low-single digit as it continue leadership in Bouillon with new flavours and the relaunch of its core Chicken & Beef powder.

Condiments grew low-single digit with positive volume and price. **Hellmann's** grew mid-sing volume and price. This growth was led by the Flavoured mayo range, now available in 30 mc several new variants were launched, including Ranch in the US and Flamin' Hot in Mexico. In **Hellmann's** launched a better-for-you avocado oil variant and a new range of Mayo Dips de barbeque favourites.

**Unilever Food Solutions** was flat. In China, **Unilever Food Solutions'** largest market, sales de strong double-digit growth from the prior year which benefited from the later Chinese New Y growth was mid-single digit, driven by continued customer expansion through **Hellmann's** f

India Foods declined low-single digit, as growth in Beverages was fully offset by a decline in

**Ice Cream** (12% of Q1 Group turnover)
*In Ice Cream, we are focused on continuing to strengthen the business in preparation for Ice the end of 2025. We are doing this by developing an exciting product pipeline, designing mo strategies, optimising our supply chain, and building a dedicated sales team globally. The s world-leading business, operating in a highly attractive category with five of the top 10 sellir brands.*

| (unaudited) | Turnover | USG | UVG | UPG | Acquisitions | Disposals |
|---|---|---|---|---|---|---|
| **First Quarter** | **€1.8bn** | **4.0%** | **1.8%** | **2.2%** | **-%** | **(1.6)%** |

Ice Cream underlying sales grew 4.0% with 1.8% from volume and 2.2% from price. The positiv strong innovations and the continued improvement in our operations as we approach the su

In-home Ice Cream (approximately 60% of total Ice Cream sales) delivered mid-single digit g volume and price. Out-of-home Ice Cream (around 40% of total Ice Cream sales) grew low-si

**Magnum** grew mid-single digit supported by the introduction of its Utopia range, featuring
Cherry and Double Hazelnut. **Yasso** grew double-digit and expanded its Poppables and Bar

This quarter saw the rollout and introduction of several premium products, including further
Bon Bons into additional European markets, the launch of **Cornetto**'s Disk cones in Europe a
**Jerry's** launch of a larger, shareable size and new Sundae flavours.

## First Quarter Review: Geographical Areas

| | First Quarter 202 | | |
|---|---|---|---|
| (unaudited) | Turnover | USG | U |
| **Unilever** | **€14.8bn** | **3.0%** | **1.** |
| **Asia Pacific Africa** | **€6.5bn** | **2.0%** | **0.** |
| **The Americas** | **€5.4bn** | **4.2%** | **1.** |
| **Europe** | **€2.9bn** | **3.2%** | **3.** |

| | First Quarter 202 | | |
|---|---|---|---|
| (unaudited) | Turnover | USG | U |
| **Emerging markets** | **€8.6bn** | **2.0%** | **(0.1** |
| **Developed markets** | **€6.2bn** | **4.5%** | **3.** |
| **North America** | **€3.3bn** | **6.2%** | **4.** |
| **Latin America** | **€2.1bn** | **1.5%** | **(3.0** |

**Asia Pacific Africa** (44% of Q1 Group turnover)

Underlying sales growth was 2.0%, with 0.6% from volume and 1.3% from price.

India grew 3% with 2% underlying volume growth. Beauty & Wellbeing and Personal Care del growth, led by continued strong growth in Hair Care and price-led growth in Skin Cleansing.
in Home Care was driven by strong volume growth and partially offset by negative price. Foc digit due, driven by **Horlicks**.

China declined high-single digit on the back of broad-based market weakness. In this envirc focus on strengthening our business. We are accelerating portfolio premiumisation through
Brands and serving emerging channels better, through social-first demand creation and dir
At the same time, we have been transforming our go-to-market approach with a tailored cu organisation and digital selling tools for our salesforce and distributors, to serve fast-growir and smaller format stores in lower tier cities.

Growth in South East Asia was muted as high-single digit growth in the Philippines was offse
Indonesia. We are making progress with the operational turnaround in Indonesia, correcting across channels, resetting stock levels in retail, and addressing long-standing portfolio issu fix, but we continue to expect to see Indonesia and China contribute to growth from the sec

Turkey, which remains hyperinflationary, continued to deliver double-digit growth with posit growth. Africa had a more muted start to the year, affected by a decline in its biggest marke

**The Americas** (36% of Q1 Group turnover)

Underlying sales growth was 4.2%, with 1.1% from volume and 3.1% from price.

North America grew 6.2%, with volume up 4.0%, benefiting from the multi-year transformatio portfolio which showed resilience in spite of declining consumer sentiment. Growth was led l of our Wellbeing brands and by premiumisation of our brands in Personal Care. Performance supported by the roll out of our whole body innovation across brands, expanding the deodo underarms. All five Business Groups grew in the first quarter.

Latin America grew 1.5%, with 4.6% price and negative volumes of (3.0)%. Economic conditior worsened across the region, with very high real interest rates prompting retailers to reduce s As a result, our biggest market Brazil declined slightly, while volume growth in Mexico and A Home Care declined in the quarter. Growth in the other Business Groups was positive and pr Wellbeing and Personal Care lapping strong prior year comparators of double-digit volume

**Europe** (20% of Q1 Group turnover)

Underlying sales growth was 3.2%, with volume growth of 3.0% and price of 0.2%.

Home Care continued to deliver high-single digit growth supported by its strong innovation Cleaning and Fabric Enhancers. Personal Care and Ice Cream grew mid-single digits, led by seeing the benefit of operational improvements and distribution gains ahead of the summe slightly amidst weaker consumer demand. By country, Italy and Poland started strongly into the United Kingdom was virtually flat against a strong prior year comparator.

## Segment Information - Business Groups

(unaudited)

| First Quarter | Beauty & Wellbeing | Personal Care | Home Care | Foods |
|---|---|---|---|---|
| **Turnover (€ million)** | | | | |
| **2024** | **3,187** | **3,409** | **3,191** | **3,38** |
| **2025** | **3,280** | **3,260** | **3,057** | **3,39** |
| **Change (%)** | **2.9** | **(4.4)** | **(4.2)** | **0.** |
| **Impact of:** | | | | |
| Acquisitions (%) | 0.3 | - | - | |
| Disposals (%) | (1.5) | (7.1) | (2.5) | (0.5 |
| Currency-related items (%), of which: | 0.1 | (2.1) | (2.6) | (0.9 |
| *Exchange rates changes (%)* | (0.6) | (2.5) | (3.1) | (1.5 |
| *Extreme price growth in hyperinflationary markets** | 0.7 | 0.5 | 0.5 | 0. |
| **Underlying sales growth (%)** | **4.1** | **5.1** | **0.9** | **1.** |

| | | | | |
|---|---|---|---|---|
| Price* (%) | 1.5 | 2.4 | - | 2. |
| Volume (%) | 2.5 | 2.7 | 1.0 | (1.1 |

* Underlying price growth in excess of 26% per year in hyperinflationary economies has been excluded when calculatin above, and an equal and opposite amount is shown as extreme price growth in hyperinflationary markets.

Turnover growth is made up of distinct individual growth components namely underlying sa acquisitions and disposals. Turnover growth is arrived at by multiplying these individual com compounded basis as there is a currency impact on each of the other components. Accordin more than just the sum of the individual components.

## Segment Information - Geographical Areas

(unaudited)

| **First Quarter** | **Asia Pacific Africa** | **The Americas** |
|---|---|---|
| **Turnover (€ million)** | | |
| **2024** | **6,612** | **5,502** |
| **2025** | **6,486** | **5,448** |
| **Change (%)** | **(1.9)** | **(1.0)** |
| **Impact of:** | | |
| Acquisitions (%) | - | 0.2 |

| | | |
|---|---|---|
| Disposals (%) | (3.5) | (2.3) |
| Currency-related items (%), of which: | (0.3) | (3.0) |
| *Exchange rates changes (%)* | (1.0) | (4.0) |
| *Extreme price growth in hyperinflationary markets** | 0.6 | 1.1 |
| **Underlying sales growth (%)** | **2.0** | **4.2** |
| Price* (%) | 1.3 | 3.1 |
| Volume (%) | 0.6 | 1.1 |

* Underlying price growth in excess of 26% per year in hyperinflationary economies has been excluded when calculatin above, and an equal and opposite amount is shown as extreme price growth in hyperinflationary markets.

## Dividends

The Board has declared a quarterly interim dividend for Q1 2025 of €0.4528 per Unilever PLC per Unilever PLC ordinary share at the applicable exchange rate issued by WM/Reuters on 2

The following amounts will be paid in respect of this quarterly interim dividend on the releva

Per Unilever PLC ordinary share (traded on the London Stock Exchange):

Per Unilever PLC ordinary share (traded on Euronext in Amsterdam):

Per Unilever PLC American Depositary Receipt:

The pound sterling and US dollar amounts above have been determined using the applicab by WM/Reuters on 22 April 2025.

US dollar cheques for the quarterly interim dividend will be mailed on 13 June 2025 to holde business on 16 May 2025.

The quarterly dividend calendar for the remainder of 2025 will be as follows:

| | Announcement Date | Ex-dividend Date for Ordinary Shares | Ex-dividend Date for ADRs | Record Date | Last Date Elect |
|---|---|---|---|---|---|
| **Q1 2025 Dividend** | 24 April 2025 | 15 May 2025 | 16 May 2025 | 16 May 2025 | 22 May |
| **Q2 2025 Dividend** | 31 July 2025 | 14 August 2025 | 15 August 2025 | 15 August 2025 | 21 Augu |
| **Q3 2025 Dividend** | 23 October 2025 | 06 November 2025 | 07 November 2025 | 07 November 2025 | 14 Nov 20 |

## Non-GAAP measures

In our financial reporting we use certain measures that are not defined by generally accepte
(GAAP) such as IFRS. We believe this information, along with comparable GAAP measuremer because it provides a basis for measuring our operating performance, and our ability to reti business opportunities. Our management uses these financial measures, along with the mo
GAAP financial measures, in evaluating our operating performance and value creation. Non should not be considered in isolation from, or as a substitute for, financial information prese
GAAP. Wherever appropriate and practical, we provide reconciliations to relevant GAAP mea measures used in this announcement are underlying sales growth, underlying volume growt growth (see below).

### Underlying sales growth (USG)

Underlying sales growth (USG) refers to the increase in turnover for the period, excluding an resulting from acquisitions, disposals, changes in currency and price growth in excess of 26%
economies. Inflation of 26% per year compounded over three years is one of the key indicato whether an economy is deemed to be hyperinflationary. We believe this measure provides v information on the underlying sales performance of the business and is a key measure used acquisitions and disposals is excluded from USG for a period of 12 calendar months from the
Turnover from acquired brands that are launched in countries where they were not previousl as such turnover is more attributable to our existing sales and distribution network than the reconciliation of changes in the GAAP measure turnover to USG is provided on page 8.

### Underlying price growth (UPG)

Underlying price growth (UPG) is part of USG and means, for the applicable period, the incre attributable to changes in prices during the period. UPG therefore excludes the impact to US products sold; and (ii) the composition of products sold during the period. In determining ch the impact of price growth in excess of 26% per year in hyperinflationary economies as explo measures and the related turnover GAAP measure are set out on page 8.

### Underlying volume growth (UVG)

Underlying volume growth (UVG) is part of USG and means, for the applicable period, the in period calculated as the sum of (i) the increase in turnover attributable to the volume of pro increase in turnover attributable to the composition of products sold during such period. UV impact on USG due to changes in prices. The measures and the related turnover GAAP meas

## Cautionary Statement

This announcement may contain forward-looking statements within the meaning of the secu jurisdictions, including 'forward-looking statements' within the meaning of the United States
Litigation Reform Act of 1995. All statements other than statements of historical fact are, or r forward-looking statements. Words and terminology such as 'will', 'aim', 'expects', 'anticipate
'believes', 'vision', 'ambition', 'target', 'goal', 'plan', 'potential', 'work towards', 'may', 'mileston
'probably', 'project', 'risk', 'continue', 'should', 'would be', 'seeks', or the negative of these term expressions of future performance, results, actions or events, and their negatives, are intenc forward-looking statements. Forward-looking statements also include, but are not limited to information regarding Unilever's emissions reduction and other sustainability-related targe sustainability matters (including actions, potential impacts and risks and opportunities asso
Forward-looking statements can be made in writing but also may be made verbally by direc employees of the Unilever Group (the "Group") (including during management presentation announcement. These forward-looking statements are based upon current expectations an anticipated developments and other factors affecting the Group. They are not historical fact guarantees of future performance or outcomes. All forward-looking statements contained ir expressly qualified in their entirety by the cautionary statements contained in this section. R undue reliance on forward-looking statements.

Because these forward-looking statements involve known and unknown risks and uncertain may be beyond the Group's control, there are important factors that could cause actual resu from those expressed or implied by these forward-looking statements. Among other risks an material or principal factors which could cause actual results to differ materially from the fo statements expressed in this announcement are: Unilever's global brands not meeting cons
Unilever's ability to innovate and remain competitive; Unilever's investment choices in its por effect of climate change on Unilever's business; Unilever's ability to find sustainable solution significant changes or deterioration in customer relationships; the recruitment and retention disruptions in Unilever's supply chain and distribution; increases or volatility in the cost of ra commodities; the production of safe and high-quality products; secure and reliable IT infrast acquisitions, divestitures and business transformation projects, including the proposed sep business; economic, social and political risks and natural disasters; financial risks; failure to standards; and managing regulatory, tax and legal matters and practices with regard to the application thereof and emerging and developing ESG reporting standards including differe of climate and sustainability policies in the regions where the Group operates.

The forward-looking statements are based on our beliefs, assumptions and expectations of taking into account all information currently available to us. Forward-looking statements ar events. These beliefs, assumptions and expectations can change as a result of many possibl all of which are known to us. If a change occurs, our business, financial condition, liquidity a may vary materially from those expressed in our forward-looking statements.

The forward-looking statements speak only as of the date of this announcement. Except as r applicable law or regulation, the Group expressly disclaims any intention, obligation or und publicly any updates or revisions to any forward-looking statements contained herein to refl Group's expectations with regard thereto or any change in events, conditions or circumstanc statement is based. New risks and uncertainties arise over time, and it is not possible for us t how they may affect us. In addition, we cannot assess the impact of each factor on our busir which any factor, or combination of factors, may cause actual events, to differ materially fro forward-looking statements. Further details of potential risks and uncertainties affecting the the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securit Commission, including in the Annual Report on Form 20-F 2024 and the Unilever Annual Rep

## Enquiries

| | | | |
|---|---|---|---|
| **Media**: Media Relations Team | | | **Investors:** Investor Relations Tea |
| UK | +44 78 2527 3767 | press-office.london@unilever.com | investor.relations@unilever.com |
| or | +44 77 7999 9683 | jonathan.sibun@teneo.com | |
| NL | +31 63 029 6394 | willemijn.storimans@unilever.com | |
| or | +31 61 500 8293 | fleur-van.bruggen@unilever.com | |

After the conference call on 24 April 2025 at 8:00 AM (UK time), the webcast of the presentati www.unilever.com/investor-relations/results-and-presentations/latest-results.

This Results Presentation has been submitted to the FCA National Storage Mechanism and is at https://data.fca.org.uk/#/nsm/nationalstoragemechanism.

This information is provided by RNS, the news service of the London Stock Exchange. RNS is approved by the Financial Conduct Authority to act as a Primary Information Provider in the United Kingdom. Terms and conditions relating to the use and distribution of this information may apply. For further information, please contact rns@lseg.com or visit www.rns.com.

RNS may use your IP address to confirm compliance with the terms and conditions, to analyse how you engage with the information contained in this communication, and to share such analysis on an anonymised basis with others as part of our commercial services. For further information about how RNS and the London Stock Exchange use the personal data you provide us, please see our Privacy Policy.

END

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

© 2025 London Stock Exchange plc. All rights reserved.